EXHIBIT 99.1

Neptune to Present at the Annual ROTH Conference

LAVAL, Quebec, March 14, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) announced today that Dr. Harlan Waksal, a member of Neptune's Board and Executive VP, Business and Scientific Operations at Neptune's subsidiary Acasti Pharma, will present at the 25th Annual ROTH Conference on March 19, 2013 at 8:00 a.m. Pacific Time. The Conference is being held at the Ritz Carlton Hotel in Dana Point, California.

A live and archived webcast of the presentation will be available in the investor section of Neptune's website at www.neptunebiotech.com, under the webcast tab.

Portfolio managers wishing to meet with Company management at the conference should contact a ROTH sales representative.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune has a patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Asian neutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma (Nasdaq:ACST) (TSX-V:APO) and NeuroBioPharm, in which Neptune respectively holds 57% and 99% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com